EXHIBIT 2.2

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, the Group had the following series of securities registered pursuant to Section 12(b) of the Exchange Act.

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Shares		New York Stock Exchange*
American Depositary Shares	TOT	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2019.

SHARES

The following description of TOTAL S.A.’s shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by TOTAL S.A.’s articles of association (updated as at December 11, 2019) and by law and regulations applicable in France.

A copy of TOTAL’s articles of association (updated as at December 11, 2019) is filed as an exhibit to TOTAL’s annual report on Form 20-F for the fiscal year ended December 31, 2019, as Exhibit 1.

GENERAL (Item 9.A.5)

TOTAL S.A. is a société anonyme, whose share capital is publicly traded. As at December 31, 2019, the share capital of TOTAL S.A. amounted to €6,504,702,687.50 and consisted of 2,601,881,075 ordinary shares of nominal value of €2.50 each.

TOTAL S.A.’s shares are listed on the regulated market of Euronext Paris (France), on the market of Euronext Brussels (Belgium) and on the London Stock Exchange (United Kingdom). TOTAL S.A.’s American depositary shares (“ADS”), as described further below, representing one TOTAL S.A.’s share each, are listed on the New York Stock Exchange (“NYSE”, United States) under the symbol “TOT”.

TOTAL S.A.’s fully paid up shares may be held as registered shares or bearer shares, at the shareholder’s option.

TOTAL S.A.’s shares are not subject to any sinking fund or redemption provisions.

RESTRICTIONS ON TRANSFERS OF TOTAL S.A.’S SHARES

Shares of TOTAL S.A., either in the bearer or registered form, are freely transferable.

PRE-EMPTION RIGHTS (Item 9.A.3)

Not applicable.

LIMITATIONS OR QUALIFICATIONS (Item 9.A.6)

Not applicable.

OTHER RIGHTS (Item 9.A.7)

Not applicable.

RIGHTS AND OBLIGATIONS ATTRIBUTABLE TO TOTAL S.A.’S SHARES (Items 10.B.3)

Whenever it is necessary to possess several TOTAL S.A.’s shares in order to exercise a right, TOTAL S.A.’s shares held in a number below the requisite number of TOTAL S.A.’s shares do not entitle their holder to any right against TOTAL S.A., it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of TOTAL S.A.’s shares.

Allocation of results, liquidation rights and dividend rights

Each TOTAL S.A.’s share entitles its holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

The net income for the financial year, after deduction of the overhead and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses, if any, the following items are deducted in the indicated order:

1.	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;

2.	the amount set by the shareholders of TOTAL S.A. at a shareholders’ meeting of TOTAL S.A. with a view to constitution of reserves of which it determines the allocation or the use; and

3.	the amounts that the shareholders of TOTAL S.A. decide at a shareholders’ meeting of TOTAL S.A. to carry forward.

The remainder is paid to the shareholders of TOTAL S.A. as dividends.

The board of directors of TOTAL S.A. may pay out interim dividends.

The shareholders’ meeting of TOTAL S.A. held to approve the financial statements for the financial year may decide to grant an option to each shareholder of TOTAL S.A., with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in shares of TOTAL S.A.

The shareholders’ meeting of TOTAL S.A. may decide at any time, but only on the basis of a proposal by the board of directors of TOTAL S.A., to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in TOTAL S.A.’s shares.

Voting rights

Each TOTAL S.A.’s share entitles its holder to participate in shareholders’ meetings of TOTAL S.A., in any form whatsoever, subject to registering or recording its TOTAL S.A.’s shares under the conditions and within the time periods provided for by regulations in effect.

All shareholders of TOTAL S.A. may attend shareholders’ meetings of TOTAL S.A., irrespective of the number of TOTAL S.A.’s shares held.

Any shareholder of TOTAL S.A. may vote by mail, by using a form conforming to applicable regulations.

Any shareholder of TOTAL S.A. may delegate voting authority at shareholders’ meetings of TOTAL S.A. in accordance with the terms and conditions provided for by applicable regulations.

Legal entities that are shareholders of TOTAL S.A. take part in the meetings through their legal representatives or through any agent designated for that purpose.

Shareholders’ meetings of TOTAL S.A., whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting, and they may exercise the powers attributed to them by law.

Subject to the following provisions, each shareholders’ meeting member is entitled to as many votes as he possesses or as many TOTAL S.A.’s shares as he holds proxies for.

However, a double voting right is granted, in the light of the share of the share capital they represent, to all registered shares of TOTAL S.A. paid up in full that have been entered in the name of the same shareholder for at least two years, as well as, in case of a capital increase by incorporation of reserves, profits or premiums on shares, to the registered shares of TOTAL S.A. that are allocated without charge to a shareholder of TOTAL S.A. in connection with previously existing TOTAL S.A.’s shares for which he benefits from the said right. Any merger of TOTAL S.A. would have no effect on the double voting right, which may be exercised within the absorbing company, if the latter’s articles of association have created a similar right.

The double voting right shall terminate automatically in respect of TOTAL S.A.’s shares that are converted to bearer form or are transferred. Nevertheless any transfer from registered share of TOTAL S.A. to registered share of TOTAL S.A., due to inheritance ab intestat or testamentary inheritance, division of community property between spouses, or donation inter vivos to the benefit of the spouse or of relatives eligible to inherit shall not interrupt the period set above or shall retain the acquired right.

At shareholders’ meetings of TOTAL S.A., no shareholder of TOTAL S.A. may cast, by himself and through a proxy, in connection with the simple voting rights attached to the TOTAL S.A.’s shares he holds directly or indirectly and in connection with the powers of attorney granted to him, more than 10% of the total number of voting rights attributable to TOTAL S.A.’s shares. However, if he also holds, on an individual basis and/or as agent, double voting rights, the limit set in this way may be exceeded taking account solely of the additional voting rights resulting therefrom, without all of the voting rights that he exercises being able to exceed 20% of the total number of voting rights attributable to TOTAL S.A.’s shares.

BOARD OF DIRECTORS OF TOTAL S.A.

TOTAL S.A. is administered by a board of directors, the minimum and maximum number of members of which are defined by applicable law, as amended from time to time. The terms of office of the members of the board of directors are staggered to more evenly space the renewal of appointments and to ensure the continuity of the work of the board of directors and its committees.

The permanent representative of a legal person appointed as a director of TOTAL S.A. must be approved in advance by the board of directors of TOTAL S.A. Such representatives must be less than 70 years old.

Each director of TOTAL S.A. must own at least 1,000 shares during his term of office.

The term of office for directors of TOTAL S.A. is set by the shareholders acting in an ordinary shareholders’ meeting of TOTAL S.A. for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next ordinary shareholders’ meeting of TOTAL S.A. held to approve the financial statements.

The number of directors of TOTAL S.A. acting in their own capacity or as permanent representatives of a legal entity that are aged more than 70 years old may not exceed one-third of the sitting directors of TOTAL S.A. as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest member of the board of directors of TOTAL S.A. is automatically considered to have resigned.

When at the end of a financial year, the portion of capital owned (pursuant to article L. 225-102 of the French commercial code) by TOTAL S.A.’s personnel and that of the companies affiliated to it as per article L. 225-180 of French commercial code, represents over 3%, a director of TOTAL S.A. representing employee shareholders shall be elected at the shareholders’ meeting of TOTAL S.A. in accordance with the applicable procedures, and the articles of association, insofar as the board of directors of TOTAL S.A. does not include among its members one or more directors of TOTAL S.A. appointed among the members of the supervisory board of the company mutual funds representing employees or one or more employees elected according to article L. 225-27 of the French commercial code.

When TOTAL S.A. satisfies the provisions of article L. 225-27-1 of the French commercial code, the board of directors of TOTAL S.A. shall also include one or two directors of TOTAL S.A. representing employees.

TOTAL S.A.’s central works council shall appoint one director of TOTAL S.A. representing employees. When the number of directors of TOTAL S.A. appointed by the shareholders’ meeting of TOTAL S.A. exceeds twelve, TOTAL S.A.’s European works council shall appoint a second director of TOTAL S.A. representing employees.

REQUIREMENTS FOR AMENDMENTS (Item 10.B.4)

The rights of holders of TOTAL S.A.’s shares are set in the articles of association of TOTAL S.A. The conditions upon which the articles of association of TOTAL can be amended are set in article L. 225-96 of the French commercial code.

LIMITATIONS ON THE RIGHTS TO OWN SHARES (Item 10.B.6)

Not applicable.

PROVISIONS AFFECTING ANY CHANGE OF CONTROL (Item 10.B.7)

Not applicable.

DIFFERENCES BETWEEN THE LAW OF DIFFERENT JURISDICTIONS (Item 10.B.9)

Not applicable.

DISCLOSURE OF INTERESTS IN TOTAL S.A.’S SHARES (Item 10.B.8)

TOTAL S.A. is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the shareholders’ meetings of TOTAL S.A.

In addition to obligations that shareholders of TOTAL S.A. may have to notify TOTAL S.A. upon crossing certain percentages of share ownership or voting rights pursuant to articles L. 233-7 et seq. of the French commercial code and 233-11 et seq. of the general regulations of the Autorité des marchés financiers, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights of TOTAL S.A. or of securities that may include future voting rights or future access to share capital or voting rights of TOTAL S.A., is required to inform TOTAL S.A. by registered mail with return receipt requested, indicating the number of securities or voting rights of TOTAL S.A. held, within a period of 15 days from the date of crossing each of the said thresholds.

In determining the ownership or voting rights percentages provided for in the above paragraph, shares or voting rights of TOTAL S.A. held by controlled companies, as defined in article L. 233-3 of the French commercial code, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights of TOTAL S.A. as described above, any shares or voting rights of TOTAL S.A. exceeding the fraction that should have been declared may be deprived of voting rights at a shareholders’ meeting of TOTAL S.A. if, at the meeting, the failure to declare ownership of such shares or voting rights of TOTAL S.A. has been noted and if one or several shareholders of TOTAL S.A. holding, collectively, at least 3% of capital or voting rights of TOTAL S.A. so request at such meeting.

Any natural person or legal entity is also required to inform TOTAL S.A. in the manner and within the time periods set forth above in the second paragraph above when his direct or indirect holdings fall below each of the applicable thresholds in said paragraph.

Article 19 of regulation (EU) 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) further requires persons discharging managerial responsibilities within TOTAL (and their persons closely associated) to notify TOTAL S.A. of transactions conducted on their own account in TOTAL S.A. shares or derivatives or certain financial instruments relating to TOTAL S.A.’s shares.

CHANGES IN CAPITAL (item 10.B.10)

Not applicable.

REPURCHASE OF SHARES

For additional information on share buybacks, please refer to point 6.3 (“Share buybacks”) of chapter 6 (starting on page 263) of the Universal Registration Document 2019, which is incorporated herein by reference.

AMERICAN DEPOSITARY SHARES

(Items 12.D.1 and 12.D.2)

GENERAL

The shares of TOTAL S.A. may be issued in the form of ADS. Each TOTAL S.A.’s ADS represents one share of TOTAL S.A.

JPMorgan Chase Bank, N.A. is the depositary with respect to TOTAL’s ADS (the “Depositary”), which are evidenced by American depositary receipts (“ADR”). Each ADS represents an ownership interest in one TOTAL S.A.’s share deposited with the custodian, as agent of the depositary, under the deposit agreement dated November 12, 2014 entered into between TOTAL S.A., JPMorgan Chase Bank, N.A. and all holders, from time to time, of ADS issued pursuant to the deposit agreement (the “Deposit Agreement”).

The principal executive office of JPMorgan Chase Bank, N.A. is located at 4 New York Plaza, Floor 12, New York, New York, 10004.

You may hold ADS either directly or indirectly through a broker or other financial institution. If you hold ADS directly, by having ADS registered in your name on the books of the depositary, you are an ADS holder. This description assumes you hold ADS directly. If you hold the ADS indirectly, you must rely on the procedures of your broker or other financial institution to assert your rights as an ADS holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. Your ADS will be issued on the books of the depositary in book-entry form, in which case your ADS will be held through the Depositary’s direct registration system reflecting their ownership of these ADS. Your ADS will be evidenced by one ADR.

As an ADS holder, you will not be treated as one of TOTAL’s shareholders and you will not have shareholder rights. The Depositary or its nominee will be the holder of record of the TOTAL S.A.’s shares underlying your ADS. As an ADS holder, you will have ADS holder rights. The Deposit Agreement entered or to be entered into between TOTAL S.A., the Depositary, you, as an ADS holder, and the other holders and beneficial owners of ADS sets out ADS holders’ rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADR. Because the Depositary or its nominee will actually be the record owner of the TOTAL S.A.’s shares, you must rely on it to exercise the rights of a shareholder of TOTAL S.A. on your behalf.

The following description is a summary of the material provisions of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire form of Deposit Agreement form and the ADR form, which contain the terms of the ADS. Please refer to exhibit 99.A on Form F-6 (File No. 333-199737) filed with the Securities and Exchange Commission on October 31, 2014). Copies of the Deposit Agreement are also available for inspection at the offices of the Depositary and the custodian.

DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on TOTAL S.A.’s shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on TOTAL S.A.’s shares, after converting any cash received into U.S. dollars, and, in all cases, deducting its fees and expenses and any taxes required to be withheld. You will receive these distributions in proportion to the number of TOTAL S.A.’s shares your ADS represent.

Cash. Whenever the Depositary or the custodian shall receive any cash dividend or other cash distribution by TOTAL S.A., the Depositary shall, after any necessary conversion of such distribution into U.S. dollars pursuant to section 4.06 of the Deposit Agreement, and after fixing a record date pursuant to section 4.07 of the Deposit Agreement, promptly distribute to the extent practicable the amount thus received to any persons in whose names an ADR is registered on the books of the Depositary maintained for such purpose (an “Owner”) as of such record date in proportion to the number of ADS held by them on an averaged or other practicable basis, subject to such distribution being impermissible or impracticable with respect to certain Owners.

The Depositary shall make appropriate adjustments in the amounts so distributed in respect of any amounts withheld or requested to be withheld by TOTAL S.A., the custodian or the Depositary from any such distribution on account of (i) taxes or other governmental charges or (ii) charges of the Depositary in the conversion of foreign currency into U.S. dollars pursuant to section 4.06 of the Deposit Agreement and any other charges of the Depositary pursuant to section 5.09 of the Deposit Agreement.

The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Owner a fraction of one cent. Any such fractional amounts shall be withheld without liability and dealt with by the Depositary in accordance with its then current practices.

TOTAL S.A. or its agent will remit to the appropriate governmental agency in the Republic of France all amounts withheld and owing to such agency.

Shares. If any distribution upon any TOTAL S.A.’s share consists of a dividend in, or free distribution of, TOTAL S.A.’s shares, including pursuant to any program under which Owners may elect to receive cash or TOTAL S.A.’s shares, the Depositary may, upon TOTAL S.A.’s prior consultation and approval, and shall if TOTAL S.A. requests so, distribute additional ADR evidencing whole ADS representing the amount of TOTAL S.A.’s shares received as such dividend or free distribution, and distribute to the

Owners as of the record date fixed pursuant to section 4.07 of the Deposit Agreement, in proportion to the number of ADS held by them as of such date, additional ADS evidenced by one or more ADR, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of TOTAL S.A.’s shares and the issuance of ADR evidencing ADS, including the withholding of any tax or other governmental charge as provided in section 4.12 of the Deposit Agreement and the payment of fees of the Depositary as provided in section 5.09 of the Deposit Agreement.

In any case involving fractional ADS, the Depositary shall sell the amount of TOTAL S.A.’s shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in section 4.01 of the Deposit Agreement. If additional ADS are not so distributed or sold, each ADS shall thenceforth also represent the additional TOTAL S.A.’s shares distributed. Except as otherwise provided, TOTAL S.A. and the Depositary will not offer TOTAL S.A.’s shares to Owners unless a registration statement is in effect with respect to the securities represented by such TOTAL S.A.’s shares under the Securities Act of 1933, or the offer and sale of such TOTAL S.A.’s shares to Owners are exempt from registration under the provisions of such Act.

Other than cash or shares. Subject to the provisions of sections 4.12 and 5.09 of the Deposit Agreement, whenever the Depositary shall receive any distribution other than cash, TOTAL S.A.’s shares or rights upon any TOTAL S.A.’s share, the Depositary shall to the extent practicable cause the securities or property received by it to be distributed to the Owners as of the record date fixed pursuant to section 4.07 of the Deposit Agreement in proportion to the number of ADS held by them in any manner that the Depositary, after TOTAL S.A.’s prior consultation if practicable, may deem equitable and practicable for accomplishing such distribution.

If, in the opinion of the Depositary, such distribution cannot be made proportionately among such Owners, or if for any other reason (including, but limited to, any requirement that TOTAL S.A. or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act of 1933 in order to be distributed to Owners or holders) the Depositary reasonably deems such distribution not to be feasible, the Depositary may, after TOTAL S.A.’s consultation if practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution (including, but not limited to, the public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees of the Depositary as provided in section 5.09 of the Deposit Agreement) shall be distributed by the Depositary to such Owners as in the case of a distribution received in cash.

Charges of Depositary

The Depositary may charge, and collect from, (i) each person to whom ADS are issued, including, without limitation, issuances against deposits of TOTAL S.A.’s shares, issuances in respect of distributions of shares, rights and other securities and/or property, issuances pursuant to a stock dividend or stock split declared by TOTAL S.A., or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADS or deposited securities, and (ii) each person surrendering ADS for withdrawal of deposited securities or whose ADS are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADS (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be).

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of distributions of shares, rights and other securities and/or property prior to such deposit to pay such charge. The following additional charges shall be incurred by the Owners, by any party depositing or withdrawing TOTAL S.A.’s shares or by any party surrendering ADS, to whom ADS are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by TOTAL S.A. or an exchange of stock regarding the ADS or the deposited securities or a distribution of ADS pursuant to section 4 of the Deposit Agreement, whichever is applicable (i) a fee of U.S.$0.05 or less per ADS for any cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per one or more ADR for transfers made pursuant to section 2.04 of the Deposit Agreement, (iii) a fee for the distribution or sale of securities pursuant to section 4 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Owners entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADR (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Owners as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Owners or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of Owners in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the TOTAL S.A.’s shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Owners as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Owners or by deducting such charge from one or more cash dividends or other cash distributions).

TOTAL S.A. will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the custodian) pursuant to agreements from time to time between TOTAL S.A. and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Owners or persons depositing TOTAL S.A.’s shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Owners delivering TOTAL S.A.’s shares, ADR or deposited securities (which are payable by such persons or Owners), (iii) transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing TOTAL S.A.’s shares or Owners withdrawing deposited securities), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. JPMorgan and/or its agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between TOTAL S.A. and the Depositary.

VOTING RIGHTS

How do you vote?

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of TOTAL S.A.’s shares, the Depositary shall, as soon as practicable thereafter, send to the Owners:

(a)	such information as is contained in the notice of such meeting and any solicitation material sent by TOTAL S.A. to the Depositary pursuant to section 5.06 of the Deposit Agreement;

(b)

a statement that the Owners of ADR as of the close of business on a record date established by the Depositary pursuant to section 4.07 of the Deposit Agreement will be entitled, subject to any applicable provisions of French law, the articles of association of TOTAL S.A. and TOTAL S.A.’s shares (which provisions, if any, including any applicable provisions relating to double voting rights, shall be summarized in writing by TOTAL S.A. and then summarized in pertinent part in such statement), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the TOTAL S.A.’s shares represented by such Owner’s ADS;

(c)	summaries prepared by TOTAL S.A. in English of any materials or other documents provided by TOTAL S.A. for the purpose of enabling such owner to exercise such voting rights; and

(d)

a statement as to the manner in which such instructions may be given to the Depositary (including, without limitation, any blocking requirements), including a statement as to the manner in which TOTAL S.A.’s shares with respect to which the Depositary does not receive properly completed voting instructions or receives a blank proxy will be voted, and setting forth the date established by the Depositary for the receipt of such instructions (the “Receipt Date”).

In accordance with French law and the articles of association of TOTAL S.A., effective December 14, 1994, TOTAL S.A.’s shares that have been registered in the name of the same holder for at least two years will be entitled to double voting rights. Similarly, effective December 14, 1994, ADS that have been held by the same Owner for two years or more and representing TOTAL S.A.’s shares held in registered form for two years or more will be entitled to double voting rights. No other ADS will be entitled to double voting rights. Therefore, in order to be eligible for double voting rights, each holder of ADS must (i) request that the Depositary hold TOTAL S.A.’s shares in registered form as provided in section 2.02 of the Deposit Agreement and (ii) hold the ADR in registered form for two consecutive years (i.e., registered in the name of such holder in the books of the Depositary). Voting rights may be exercised only in respect of one whole ADS or integral multiples thereof (subject to appropriate proportional adjustment in the event of a stock split, reclassification or other similar event).

Upon actual receipt by the ADR Department of the Depositary of properly completed voting instructions, from an Owner on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under any applicable provisions of French law, the articles of association of TOTAL S.A. and TOTAL S.A.’s shares, to vote or cause to be voted TOTAL S.A.’s shares in accordance with such instructions. The Depositary shall not itself exercise any voting discretion in respect of any TOTAL S.A.’s shares. If the Depositary timely receives a signed voting instruction card from an Owner which fails to specify the manner in which the Depositary is to vote the TOTAL S.A.’s shares represented by such Owner’s ADS on one or more matters at a meeting, to the extent not prohibited by applicable law, rule or regulation, such voting instruction card shall constitute a procuration en blanc and shall be counted as a vote in favor of resolutions approved by the board of directors of TOTAL S.A. TOTAL S.A.’s shares represented by ADS for which an executed voting instruction card was not timely received by the Depositary shall not be voted.

Notwithstanding anything in the Deposit Agreement to the contrary, the Depositary and TOTAL S.A. may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or TOTAL S.A.’s articles of association.

Voting instructions will not be deemed received until such time as the ADR Department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

NOTICES, REPORTS AND OTHER COMMUNICATION

Reports

The Depositary shall make available for inspection by Owners at its transfer office any reports and written communications, including any proxy solicitation material, received from TOTAL S.A. which are both (a) received by the custodian or its nominee as the holder of TOTAL S.A.’s shares and (b) made generally available to the holders of such TOTAL S.A.’s shares by TOTAL S.A.

The Depositary shall also send to the Owners copies of such reports and communications (or English translations or summaries thereof) when furnished by TOTAL S.A. pursuant to section 5.06. Any such reports and communications, including any such proxy solicitation material, furnished to the Depositary by TOTAL S.A. will be furnished in French, unless TOTAL S.A. determines in its discretion to furnish such materials or any of them in English. The Depositary shall have no obligation to translate into English or any other language any documents provided by, for or on behalf of TOTAL S.A.

TOTAL S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission (hereinafter called the “Commission”). Such reports and communications will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

Lists of Owners

Promptly upon written request by TOTAL S.A., the Depositary shall furnish TOTAL S.A. with a list, as of a recent date, of the names, addresses and holdings of ADS by all persons in whose names ADR are registered on the transfer books of the Depositary.

Notices and Reports

On or before the first date on which TOTAL S.A. makes any communication available to holders of TOTAL S.A.’s shares or any securities regulatory authority or stock exchange, by publication or otherwise, including without limitation a notice of any meeting of holders of TOTAL S.A.’s shares, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, TOTAL S.A. agrees to transmit to the Depositary or custodians a copy of such communication in English in the form given or to be given to holders of TOTAL S.A.’s shares, or with an English translation or summary.

Without limiting the generality of the foregoing, TOTAL S.A. shall furnish to the Depositary, or otherwise make publicly available, in English annual reports (including audited consolidated financial statements), semi-annual reports (including unaudited interim consolidated financial statements), and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by TOTAL S.A. to holders of TOTAL S.A.’s shares.

If requested in writing by TOTAL S.A., the Depositary will arrange for the distribution of one or more of the above-referenced reports and summaries to all Owners. TOTAL S.A. will timely provide the Depositary with such quantity of such reports and summaries as shall be requested by the Depositary from time to time in order for the Depositary to effect such distributions.

Transfer Books by the Depositary

Until termination of the Deposit Agreement in accordance with its terms, the Depositary or its agent shall maintain, at a designated transfer office facilities for the execution, delivery and surrender of ADR in accordance with the provisions of the Deposit Agreement and a register for the registration, registration of transfer, combination and split-up of ADR which, in the case of Direct Registration ADR, shall include the Direct Registration System (the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADRs, which ownership shall be evidenced by periodic statements issued by the Depositary to the Owners entitled thereto). Such register shall at all reasonable times be open for inspection by the Owners and TOTAL S.A.; provided, however, that such inspection shall not be for the purpose of communicating with Owners in the interest of a business or object other than the business of TOTAL S.A. or a matter related to the Deposit Agreement or the ADR.

The Depositary may close the issuance and cancellation books, at any time or from time to time, when it deems expedient in connection with the performance of its duties hereunder or when reasonably requested by TOTAL S.A. solely in order to enable TOTAL S.A. to comply with applicable law.

DEPOSIT, WITHDRAWAL AND CANCELLATION

How are ADS issued?

The Depositary will issue ADS if you or your broker deposit TOTAL S.A.’s shares or evidence of rights to receive TOTAL S.A.’s shares with the custodian and pay fees and expenses and any taxes or charges, such as share transfer registration fees owing to the Depositary under the Deposit Agreement. TOTAL S.A.’s shares deposited with the custodian must be accompanied by certain delivery documentation, including documentation showing confirmation of the book-entry transfer and recordation of the TOTAL S.A.’s shares to the custodian or that such irrevocable instructions have been given and any necessary governmental approvals have been obtained. Upon each deposit of TOTAL S.A.’s shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the Depositary will issue ADS in the name or upon the order of the person entitled thereto.

The Depositary will carry out all necessary procedures so that at any given time, commencing as of December 14, 1992, the number of TOTAL S.A.’s shares representing ADS that are entitled to double voting rights under French Company law and the articles of association of TOTAL S.A. is equal to the equivalent number of ADS that would be entitled to double voting rights in accordance with section 4.08 of the Deposit Agreement. For purposes of determining whether ADS are entitled to double voting rights, upon a sale or other disposition of ADS by an Owner, unless otherwise specified by such Owner, the Depositary shall presume that the most recently registered ADS are being sold or otherwise disposed of by such Owner.

All of the ADS issued will be part of the Depositary’s direct registration system, and a registered holder will receive periodic statements from the Depositary which will show the number of ADS registered in such holder’s name. An ADS holder can request that the ADS not be held through the Depositary’s direct registration system and that an ADR be issued. The custodian will not accept a deposit of fractional TOTAL S.A.’s shares or a number of TOTAL S.A.’s shares which would give rise to fractional ADS.

The custodian will hold all TOTAL S.A.’s shares for the account of the Depositary. ADS holders thus have no direct ownership interest in TOTAL S.A.’s shares and only have such rights as are contained in the Deposit Agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. TOTAL S.A.’s deposited shares and any such additional items are referred to as “deposited securities”.

Requirements for depositary actions

Before the Depositary will issue, execute and deliver, register, register the transfer, split-up, combine or return any ADR, deliver any distribution thereon, or withdraw any deposited securities, the Depositary may require:

•	payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with any laws or governmental regulations, or such reasonable regulations that the Depositary and TOTAL S.A. may establish consistent with the Deposit Agreement.

The delivery of ADR against deposits of TOTAL S.A.’s shares generally or against deposits of particular TOTAL S.A.’s shares may be suspended and the transfer of ADR may be refused or the registration of transfer, split-up or combination of outstanding ADR may be suspended, generally or in particular instances, (i) during any period when the transfer books of the Depositary or any register for deposited securities are closed, or (ii) if any such action is deemed necessary or advisable by the Depositary or TOTAL S.A. at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement.

The surrender of outstanding ADR and withdrawal of deposited securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or TOTAL S.A. or the deposit of TOTAL S.A.’s shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADR or to the withdrawal of the deposited securities, and (iv) any other circumstances specifically contemplated by Section IA(1) of the General Instructions to the Registration Statement on Form F-6, as amended from time to time, under the Securities Act of 1933.

RECLASSIFICATION, RECAPITALIZATION AND MERGERS

The Depositary may, in its discretion, and shall if requested by TOTAL S.A., amend the form of ADR or distribute additional or amended ADR (with or without calling the ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, any share distribution or distribution of other securities or property not distributed to Owners or any cash, securities or property available to the Depositary in respect of deposited securities from (and the Depositary is hereby authorized to surrender any deposited securities to any person and, irrespective of whether such deposited securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of TOTAL S.A., and to the extent the Depositary does not so amend the form of ADR or make a distribution to Owners to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute deposited securities and each ADS evidenced by the ADR shall automatically represent its pro rata interest in the deposited securities as then constituted.

Promptly upon the occurrence of any of the aforementioned changes affecting deposited securities, TOTAL S.A. shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from TOTAL S.A., may instruct the Depositary to give notice thereof, at TOTAL S.A.’s expense, to Owners in accordance with the provisions of the Deposit Agreement. Upon receipt of such instruction, the Depositary shall give notice to the Owners in accordance with the terms of the Deposit Agreement, as soon as reasonably practicable.

AMENDMENT AND TERMINATION

How may the Deposit Agreement be amended?

The form of the ADR and any provisions of the Deposit Agreement may at any time and from time to time be amended or supplemented by agreement in writing between TOTAL S.A. and the Depositary without the consent of the Owners in any respect which they may deem necessary or desirable.

Any amendment or supplement which shall impose or increase any fees or charges (other than taxes and other governmental charges, transfer or registration fees, cable, telex, or facsimile transmission costs, deliver costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners, shall, however, not become effective as to outstanding ADR until the expiration of 30 days after notice of such amendment shall have been given to the Owners of outstanding ADR. Every Owner at the time any amendment so becomes effective, if such Owner shall have been given such notice, shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

In no event shall any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed between TOTAL S.A. and the Depositary) in order for (a) the ADS to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADS or TOTAL S.A.’s shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Owners, shall be deemed not to prejudice any substantial rights of Owners.

How may the Deposit Agreement be terminated?

The Depositary shall at any time at the direction of TOTAL S.A. terminate the Deposit Agreement by mailing notice of such termination to the Owners of all ADR then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to TOTAL S.A. and the Owners of all ADR then outstanding if at any time 150 days after the Depositary shall have delivered to TOTAL S.A. a written notice of its resignation, a successor depositary shall not have been appointed and accepted its appointment as provided in section 5.04 of the Deposit Agreement.

The Depositary shall mail notice of such termination to the Owners of all ADR then outstanding at least 30 days prior to the date fixed in such notice for such termination. On and after the date of termination, each Owner shall, upon (i) surrender of each of its ADR at the Depositary’s transfer office, (ii) payment of the fees of the Depositary for the surrender of ADR provided herein and (iii) payment of any applicable taxes and governmental charges, be entitled to delivery, to him or upon his order, of the amount of deposited securities represented by such ADR. If any ADR shall remain outstanding after the date of termination, the Depositary and its agents thereafter shall discontinue the registration of transfers of ADR, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement and the ADR, except that the Depositary shall continue to receive and hold (or sell) dividends and other distributions pertaining to deposited securities, and shall continue to deliver deposited securities, together with any dividends or other distributions received with respect thereto and/or the net proceeds of the sale of any rights or other property, in exchange for ADR surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of an ADR, any expenses for the account of the Owner of such ADR in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges).

At any time after the expiration of six months from the date of termination, the Depositary may sell the deposited securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in a segregated account and without liability for interest, for the pro rata benefit of the Owners which have not theretofore surrendered their ADR.

LIMITATION ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

Neither the Depositary nor TOTAL S.A. nor any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) shall incur any liability, if by reason of any provision of any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of France or any other country, or of any governmental or regulatory authority or stock exchange or market or automated quotation system, or by reason of any provision, present or future, of the articles of association of TOTAL S.A. or the deposited securities, or by reason of any act of God or war or terrorism, nationalization or other circumstances beyond their control, the Depositary or TOTAL S.A. or any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) shall be prevented or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed; nor shall the Depositary or TOTAL S.A. or any of their respective directors, employees, agents or controlling persons (as defined under the Securities Act of 1933) incur any liability by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or the ADR.

BOOKS OF DEPOSITARY

Promptly upon written request by TOTAL S.A., the Depositary shall furnish TOTAL S.A. with a list, as of a recent date, of the names, addresses and holdings of ADS by all persons in whose names ADR are registered on the transfer books of the Depositary.

PRE-RELEASE OF ADS

The Deposit Agreement enables the Depositary to deliver ADS before the receipt of the underlying TOTAL S.A.’s shares. This is called a pre-release of the ADS.

The depositary may also deliver TOTAL S.A.’s shares prior to the receipt of ADS for withdrawal of deposited securities. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADS instead of TOTAL S.A.’s shares to close out a pre-release. Each pre-release will be:

•

preceded or accompanied by a written representation and agreement from the person to whom Receipts are to be delivered whereby such person, (i) owns the TOTAL S.A.’s shares or ADR to be remitted, as the case may be, (ii) agrees to indicate the Depositary as owner of such TOTAL S.A.’s shares or ADS in its records and to hold such TOTAL S.A.’s shares or ADS in trust for the Depositary until such TOTAL S.A.’s shares or ADS are delivered to the Depositary or the custodian, (iii) unconditionally guarantees to deliver to the Depositary or the custodian, as applicable, such TOTAL S.A.’s shares or ADS, and (iv) agrees to any additional restrictions or requirements that the Depositary deems appropriate;

•	at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate;

•	terminable by the Depositary on not more than five (5) business days’ notice; and

•	subject to such further indemnities and credit regulations as the Depositary deems appropriate.

The Depositary will normally limit the number of ADS and TOTAL S.A.’s shares involved in such pre-Release at any one time to thirty percent (30%) of the ADS outstanding.